October 2, 2019

Inger M. Klemp
Principal Financial Officer and Principal Accounting Officer
Frontline LTD
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08
Bermuda

       Re: Frontline LTD
           Form 20-F for Fiscal Year Ended December 31, 2018
           Filed March 28, 2019
           File No. 001-16601

Dear Mr. Klemp:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation